UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PHASERX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

71723F103

(CUSIP Number)

Dean A. Shigenaga

Chief Financial Officer

Alexandria Real Estate Equities Inc.

385 E. Colorado Blvd., Suite 299

Pasadena, CA 91101

(626) 396-4830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71723F103

1.	Names of Reporting Persons Alexandria Real Estate Equities Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 437,735

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 437,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.78%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

CUSIP No. 71723F103

1.	Names of Reporting Persons Alexandria Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 437,735

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 437,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.78%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus filed with the SEC on May 18, 2016 pursuant to Rule 424(b)(4) of the Securities Act.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

The Reporting Persons (as defined below) had previously acquired beneficial ownership in excess of 5% of the Common Stock (as defined below).  As a result of the IPO completed in May 2016, the Reporting Persons’ beneficial ownership of Common Stock declined to 3.78%, and the Reporting Persons are filing this Schedule 13D to report that the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Common Stock and as an exit filing.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of PhaseRx, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 410 W. Harrison Street, Suite 300, Seattle, Washington 98119.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Alexandria Equities, LLC (“AEL”) and Alexandria Real Estate Equities, Inc. (“ARE”). AEL and ARE are hereinafter collectively referred to as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is 385 E. Colorado Blvd, Suite 299, Pasadena, California 91101.

(c) AEL is a limited liability company organized under the laws of the State of Maryland and is a wholly-owned indirect subsidiary of ARE. AEL is an investment vehicle for ARE.

ARE is a corporation organized under the laws of the State of Maryland and is an urban office real estate investment trust uniquely focused on collaborative science and technology campuses in innovation cluster locations.  ARE is the publicly owned parent of AEL.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I and Schedule II hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I and Schedule II hereto and is herein incorporated by reference.

Item 3.  Source and Amount of Funds or Other Consideration

AEL acquired 600,000 of the Issuer’s Series A Preferred Stock, convertible promissory notes in the aggregate principal amount of $1,065,000 and Series A Warrants at various times between February 2010 and October 2015.  Such shares of preferred stock automatically converted to shares of Common Stock on a one-for-0.12559876 basis upon the closing of the Issuer’s initial public offering without payment of consideration.  The promissory notes and related accrued interest converted into Series A Preferred Stock and then into 155,707 shares of Common Stock upon the closing of the Issuer’s initial public offering without payment of consideration.  In addition, AEL acquired 26,668 shares of Common Stock upon exercise of Series A Warrants immediately prior to the pricing of the Issuer’s initial public offering at an exercise price of $0.01.  On May 17, 2016, AEL acquired 180,000 shares of Common Stock in the Issuer’s initial public offering at the price of $5.00 per share.

The source of funds for the purchases of the Issuer’s securities was working capital of AEL.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is herein incorporated by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. AEL is a wholly-owned indirect subsidiary of ARE.

Based on the 11,583,234 shares of the Issuer’s common stock outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering as reported in the Final Prospectus, the Common Stock held by the Reporting Persons constituted 3.78% of the outstanding shares of Common Stock of the Issuer at that date. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

ARE, as the parent company of AEL, may be deemed to beneficially own all of the shares of Common Stock held directly by AEL.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference.  The price per share, exclusive of any fees, commissions or other expenses for transactions in the Issuer’s Common Stock during the past 60 days by (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I and Schedule II of this Schedule 13D are as set forth in the following table:

Purchase Date	Shares Purchased	Price per Share
May 17, 2016	180,000	$5.00

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated May 27, 2016 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: May 27, 2016

ALEXANDRIA REAL ESTATE EQUITIES, INC.

By:	/s/ Dean A. Shigenaga
	Name:	Dean A. Shigenaga
	Title:	Chief Financial Officer

ALEXANDRIA EQUITIES, LLC

By:	Alexandria Real Estate Equities, Inc.
Its:	Managing Member

By:	/s/ Dean A. Shigenaga
	Name:	Dean A. Shigenaga
	Title:	Chief Financial Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

ALEXANDRIA REAL ESTATE EQUITIES, INC.

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Alexandria Real Estate Equities, Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Alexandria Real Estate Equities, Inc. and (ii) the business address of each director and executive officer of Alexandria Real Estate Equities, Inc. is 385 E. Colorado Blvd, Suite 299, Pasadena, California 91101.

Name	Relationship to ARE	Present Principal Occupation	Citizenship
Joel S. Marcus	Chairman of the Board, Chief Executive Officer, President, and Founder	Chairman of the Board, Chief Executive Officer, President, and Founder of ARE	U.S.
Dean A. Shigenaga	Chief Financial Officer, Executive Vice President, and Treasurer	Chief Financial Officer, Executive Vice President, and Treasurer	U.S.
Thomas J. Andrews	Executive Vice President — Regional Market Director — Greater Boston	Executive Vice President — Regional Market Director — Greater Boston	U.S.
Peter M. Moglia	Chief Investment Officer	Chief Investment Officer	U.S.
Stephen A. Richardson	Chief Operating Officer and Regional Market Director — San Francisco	Chief Operating Officer and Regional Market Director — San Francisco	U.S.
Daniel J. Ryan	Executive Vice President — Regional Market Director — San Diego and Strategic Operations	Executive Vice President — Regional Market Director — San Diego and Strategic Operations	U.S.
Steven R. Hash	Lead Director	President and Chief Operating Officer of Renaissance Macro Research, LLC	U.S.
John L. Atkins, III	Director	Chairman and Chief Executive Officer of O’Brien/Atkins Associates, PA	U.S.
Ambassador James P. Cain	Director	Managing partner of Cain Global Partners, LLC	U.S.
Dr. Maria C. Freire, Ph.D.	Director	President and Executive Director of the Foundation for National Institutes of Health	U.S.

Name	Relationship to ARE	Present Principal Occupation	Citizenship
Richard H. Klein	Director	Chief Financial Officer of Industrial Realty Group, LLC	U.S.
James H. Richardson	Director, Senior Management Consultant	Senior Management Consultant	U.S.

Schedule II

The business and operations of Alexandria Equities, LLC are managed by the executive officers and directors of its managing member, Alexandria Real Estate Equities, Inc., set forth on Schedule I attached hereto.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated May 27, 2016 among the Reporting Persons.